Mail Stop 3561

      August 30, 2005


Via U.S. Mail and Fax
Amir Adnani
Chief Executive Officer
Uranium Energy Corp.
318 Homer Street, Suite 401
Vancouver, British Columbia
Canada V6B 2V2

	Re:	Uranium Energy Corp.
		Form SB-2
		Filed August 4, 2005
		File No. 333-127185

Dear Mr. Adnani:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1. We note the disclosure on your web site that indicates your company "is exploring a variety of proven uranium prospects..." and your "management group have a long history in the mining sector with considerable expertise in developing uranium ore bodies in the continental United States." Explain in your response letter how these statements are consistent with the disclosure in your prospectus that (a) you are a development stage company aimed at exploring properties for the possibility of uranium deposits and
(b)
only one of your officers, Mr. Reneau, has experience in the exploration of uranium reserves.

Fee Table, page 3
2. You state in footnote 3 to your fee table, on the cover page of your prospectus, and elsewhere in the document, that you plan having your shares listed on the OTC Bulletin Board. Please note that the
OTC Bulletin Board is not an exchange, so securities are not listed on the OTC Bulletin Board, they are approved for trading. Please revise this statement throughout your prospectus.

About this Prospectus, page 6
3. Since Form SB-2 does not permit incorporation by reference, please remove any indication that you have done so.

Prospectus Summary, page 6
4. Because it appears your company is in the "exploration stage," as defined by Securities Act Industry Guide 7(a)(4)(i), please revise the statements on pages 6, 8, 15, and elsewhere in the document that suggest that you are engaged in the business of developing uranium properties with strategies to mine and sell uranium ore to make clear that you are a development stage company. Revise to clarify that you are in the business of acquiring and exploring properties for the existence of uranium. See also Instruction 1 to paragraph (a) of Industry Guide 7.
5. Please revise to clarify that none of your properties contain probable or proven uranium reserves, and that you will first need to explore those properties to determine if uranium exists on those properties.
6. We note that you have "uranium targeted" data to aid in the location and staking of leases. Please revise to define the term "uranium targeted" and indicate whether that data points to the existence of uranium reserves, in light of your statement that you do not have any probable or proven uranium reserves in your properties.






Risk Factors, page 8

General
7. We note numerous risk factors, such as "We are a New Entrant Into the Uranium Exploration and Mining Industry..." (page 9), "The Business of Mining is Subject to Many Risks..." (page 9), "The Uranium Exploration and Mining Industry is Highly Competitive..." (page 11), that suggest Uranium Energy is in the business of mining uranium. Because you do not have any proven or probable reserves, it appears your company is in the exploration stages. Therefore, please remove any language or risk factors from this section suggesting or claiming you are in the business of mining uranium, and generally revise your risk factors section to tailor the risks that your particular company faces in the future, instead of focusing on risks faced by uranium mining companies.

Management`s Discussion and Analysis, page 15

Plan of Operation, page 15
8. Please include more detail (in Plain English) as to the basis for
your belief that there are indications that uranium may exist in economic concentrations. In addition, provide us with any materials upon which you based your conclusion and explain how those
materials
led your management to believe uranium deposits may exist in economic
concentrations.  We may have further comments upon review of your response.
9. With regard to your South Texas properties, you state on page
16
that those properties have been the subject of "substantial historical exploration by World Nuclear Corporation in the 1970`s and
1980`s, and constitute the Company`s most prospective exploration targets." Please revise to further discuss World Nuclear Corporation, its exploration of the properties, and the extent and results of that exploration. For example, clarify whether World Nuclear identified any uranium reserves on the properties. If not, explain the significance of World Nuclear`s exploration of the properties, in relation to your planned exploration of the South Texas sites. In addition, provide to us, in connection with responding to this comment, any research data, reports, or other information used by your management to evaluate World Nuclear`s historical exploration.
10. In your plan of operations, you state that $204,500 has been budgeted for Phase I of your exploration efforts, that Phase I will take 12 months to implement, and that you will require additional funding to implement your plan of operations beyond Phase I work programs. On page 17, however, you observe that you have adequate funding for only the next six months of operations. Please explain whether you will need additional funding to complete Phase I of your exploration, and if so, estimate the amount needed. Identify the sources of those funds. Clarify whether your ability to pay for Phase I exploration over the next 12 months will be impacted by your desire to pursue further property acquisitions and exploration.
11. Please revise to explain your plans for Phase II of your exploration operations. Explain whether actual drilling is expected to occur during this stage of your exploration. Disclose your estimate of how much additional financing will be needed to complete
Phase II. Discuss the likely effect the acquisition of additional properties during the next twelve months will have on your ability to proceed to Phase II for your existing properties.

Results of Operations, page 17
12. You state in a risk factor on page 12 that "costs associated with environmental liabilities and compliance have increased over time, and we expect those costs to continue to increase in the future." Please revise to thoroughly discuss these increased costs in Management`s Discussion and Analysis. For example, explain why these costs have increased, and why you expect continued increases in the cost of environmental compliance. Discuss the impact this has had, and will have, on your results of operations. Clarify where this expense has been included in your results of operations.

For the Period From January 1, 2005 to March 31, 2005, page 17
13. When revising Management`s Discussion and Analysis, please include a discussion of your results of operations from the quarter ended March 31, 2004. See Item 303(b)(2) of Regulation S-B.

Liquidity and Capital Resources , page 17
14. We note the statement that "[w]e expect that working capital requirements will continue to be funded through a combination of our existing funds, cash flow from operations and further issuances of securities." Since you are a development stage company with no operations to date, explain how cash flow from operations has contributed to your working capital for the periods reported.

Recent Accounting Pronouncements, page 18
15. Please revise your discussion of recent accounting pronouncements to address the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements, instead of merely duplicating the description of accounting policies already disclosed in the notes to the financial statements. For further guidance, please refer to
Section V of the Commission`s Interpretive Release No. 33-8350, "Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations," located on our website at http://www.sec.gov/rules/interp/33-8350.htm.

16. For many of the accounting pronouncements you discuss under this section, you state that adoption of the pronouncement has not had a material impact on your financial statements. Please revise to remove your discussion of each accounting pronouncement that is not material. You should only highlight accounting estimates or assumptions where: (1) the nature of the estimates or assumptions is material due to the level of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; or (2) the impact of the estimates and assumptions on your financial condition or operating performance is material.

Description of Business, page 19

Uranium Properties, page 21
17. Please briefly describe your leases, including a discussion of any conditions Uranium Energy must meet to retain the property and the expiration date of the leases.
18. Explain the significance of your partial interest in your two leased properties in South Texas. Clarify whether your access to those properties is restricted or limited by the rights of other parties. If so, clarify whether you have agreements with those other parties to freely enter and exit the properties. Indicate whether you are required to pay any fees to the holders of the other interests in your South Texas properties for entry onto and exit from the lands. Indicate whether those other parties will be entitled to payment if you do discover uranium on the properties. Please discuss these matters here, and on page 16 under "Phase I Work Programs-South
Texas Leases."
19. Please remove from the heading the words "uranium," as you have not established any proven or probable reserves of uranium on those properties.

Executive Compensation, page 24
20. Please file the consulting agreement with Randall Reneau as an exhibit to your Form SB-2.
21. Reconcile your conflicting statements that "none of the directors or officers of our company were compensated for their roles as directors or executive officers" with the compensation disclosure for
Mr. Adnani, Mr. Reneau, and Mr. Lindsay for 2004.

Selling Shareholders, page 29
22. It appears that Newport Capital Corp. is a registered broker-dealer. Please revise to identify Newport as an underwriter with respect to sales of any of its shares in this offering. Tell us in your response letter if any of the other selling shareholders are affiliated with Newport Capital Corp. and identify those selling shareholders.

In addition, tell us in your response letter whether Isaiah
Capital
Trust, Thomas O`Neill Management Corp., Verona Capital
International,
Princeton Estate Company, Inc., BVI, and Jenirob Company Ltd. are broker-dealers, and if so, identify those entities and any selling shareholders affiliated with those broker-dealers as underwriters in connection with the sale of their securities.

Where You Can Find More Information, page 33
23. Please revise to indicate that the Securities and Exchange
Commission`s new address is 100 F St. NE, Washington, DC 20549.

Report of Independent Registered Public Accounting Firm, page 36
24. Ask your independent accounting firm to revise their report to indicate in the third paragraph that the financial statements are presented in conformity with U.S. generally accepted accounting principles, if true. Refer to the guidance in Auditing Standard No
1.

Financial Statements, page 37

25. Update the financial statements and other financial information in the filing to include the interim period ended June 30, 2005.
See
Item 310(g) of Regulation S-B.

Note 4 Convertible Debentures, page 45

26. Tell us in your response to this comment how you applied the guidance in EITF 98-5 and EITF 00-27 in evaluating whether the modified convertible debt included a beneficial conversion feature for the portion of the debt with a conversion rate of $0.002 per share. Discuss how you considered the sale of shares in a private placement at $0.30 per share on August 23, 2004 in your analysis.

Note 5 Capital Stock, page 46

27. We note that you issued shares of common stock to your new management team and consultants on December 7, 2004 at a price of $0.002 per share. On December 31, 2004 you issued 1,452,509 shares in a private placement at $0.30 per share. Tell us in your response to this comment how you estimated the fair value of your common stock in determining the amount of compensation to recognize for services.

*	*	*	*

      As appropriate, please amend your Form SB-2 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773, or Terry French, Accountant Branch Chief, at (202) 551-
3828
if you have questions regarding comments on the financial statements and related matters. Please contact Derek Swanson, Staff
Attorney,
at (202)551-3366, or me at (202) 551-3810 with any other
questions.


								Sincerely,



								Larry Spirgel
								Assistant Director


cc:

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Amir Adnani
Uranium Energy Corp.
August 30, 2005
Page 1